Atlas Crest Investment Corp.

399 Park Avenue

New York, New York 10022

August 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Atlas Crest Investment Corp. Registration Statement on Form S-4 File No. 333-254007

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Crest Investment Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Tamar Donikyan of Kirkland & Ellis LLP, special counsel to the Company, at (212) 909-3421, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael Spellacy
Michael Spellacy, Chief Executive Officer